Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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nscooler@graubard.com

March 31, 2006

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Tremisis Energy Acquisition Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed March 9, 2006
File No. 000-50682

Dear Mr. Reynolds:

On behalf of Tremisis Energy Acquisition Corporation (“Tremisis” or “Company”), we respond as follows to the Staff’s comment letter dated March 24, 2006 relating to the above-captioned Proxy Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Proxy Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Ms. H. Yuna Peng. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

As the merger to which the Proxy Statement is addressed must be consummated by May 18, 2006 for the Company not to be liquidated, we respectively request a prompt review and response to the issues raised in this letter and Amendment No. 3 so that there is adequate time to schedule the stockholders’ meeting, solicit proxies and do everything else that must be done for the transaction to proceed smoothly. The record date has been set as April 3, 2006. We propose to call the meeting for May 8, 2006, and to mail the proxy materials on April 7, 2006. Allowing three days for printing would mean that we be advised that the proxy materials are cleared no later than April 4, 2006. We greatly appreciate your efforts to allow us meet this schedule.

Mr. John Reynolds

March 31, 2006

General

1.	We reissue prior comment three of our letter dated February 24, 2006. While we note that certain information cannot be filled in until immediately prior to filing the definitive proxy statement, all other information should be provided and updated as necessary. For instance, please provide the estimated conversion price, the approximate amount in the trust account, the last sale price of Tremisis’ common stock, and the value of the shares and warrants held by Tremisis officers and directors, etc., as of the most recent practicable date.

Information of the types listed in your comment and other information has been updated to the most recent practicable date. However, we have not at this time included security price information that is intended to be disclosed as of the record date (April 3, 2006).

Questions and Answer about the Proposal, page

2.	On page 5, please provide specific instructions on how to remedy an improperly executed demand for conversion.

The referenced discussion has been revised as requested.

Summary of the Proxy Statement, page 9

The Parties, page 9

Tremisis, page 9

3.	We note your response to comment nine of our letter dated February 24, 2406. Please revise the disclosure in paragraph three on page nine to articulate, if true, that the $1,020,000 is the remainder of the proceeds of the IPO held outside the trust. The current disclosure is confusing.

The disclosure in this section has been revised to address the issues raised in this comment and in comment 4, below.

4.	We reissue comment ten of our letter date February 24, 2006. We continue to note the statement that if Tremisis is unable to consummate a business combination by May 18, 2006, Tremisis’ officers will dissolve and liquidate Tremisis within 60 days. Please clearly disclose the term set forth in the Form S-1 that the instruction to the trustee would be given promptly after the expiration of the 24-month period. Furthermore, please provide a detailed analysis in the disclosure as to how the 60 day time period is consistent with the disclosure in the Form S-1 regarding the prompt return of funds.

Mr. John Reynolds

March 31, 2006

The disclosure in this section has been revised to address the issues raised in this comment and in comment 3, above.

Tremisis Fairness Opinion, page 34

5.	We note the removal of the statement that “the amount of such consideration was determined pursuant to negotiations between us and RAM and not pursuant to recommendations of Gilford.” Please add back such disclosure as required by item 1015(b)(5) of Regulation M-A.

The quoted provision has been reinstated.

The Merger Proposal, page 35

6.	Please update the disclosure throughout as of the most recent practicable date. For example, please update on page 36 the amount in the trust account.

Disclosure throughout this section and elsewhere in the proxy statement has been updated to the most recent practicable date.

Background of the Merger, page 36

7.	We note the exclusion from the $1 million indemnification basket of claims with respect to a specific pending lawsuit on page 39. Please clarify whether this pending lawsuit is the one discussed in legal proceedings on page 92.

The litigation referred to on page 39 has been specifically identified and cross-referenced to the discussion of legal proceedings on page 92.

Valuation Overview, page 43

8.	Any presentations or reports prepared by management or Gilford should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff.

The only presentation or report considered by the Tremisis board of directors was the presentation made by Gilford Securities dated September 22, 2005, which was described verbally by a representative of Gilford at the board meeting of that date, distributed to the board members following the meeting and then further described by the Gilford representative and considered by the board members at the telephonic board meeting held on October 3, 2005. We believe the references to this presentation in the proxy statement section entitled “The Merger Proposal,” particularly in the subsections entitled “Background of the Merger” and “Fairness Opinion,” as

Mr. John Reynolds

March 31, 2006

revised in Amendment No. 3, provide reasonable detail as to the nature of this presentation, the information presented by it and its recommendations and conclusions. A copy of the Gilford presentation is being furnished supplementally to the SEC Staff.

9.	We reissue our prior comment 17 of our letter dated February 24, 2006. We note your explanation in the correspondence. However, we cannot locate this disclosure in the section entitled “Fairness Opinion - Valuation Overview” on page 43. Please advise or revise.

We have revised the disclosure in the section entitled “Fairness Opinion – Valuation Overview” on page 43.

Discounted Cash Flow Analysis, pages 44-45

10.	We reissue prior comment 18 of our letter dated. February 24, 2006. We note your explanation in the correspondence. However, we still cannot locate this disclosure in the proxy statement. Please advise or revise.

We have revised the disclosure in the section entitled “Discounted Cash Flow Analysis” on page 45.

Material Federal Income Tax Consequences of the Merger, page 46

11.	Revise the disclosure in this section to clearly indicate that the tax consequences are the opinion of named counsel. For example, clearly state that it is the opinion of counsel, Graubard Miller, that no gain or loss will be recognized.

References to our firm and our opinion have been added to this discussion where appropriate.

12.	Remove the statement that “this discussion is intended to provide only a general summary of the material United States federal income tax consequences of the merger.” The tax opinion and this discussion should address all material federal income tax consequences.

The referenced statement has been removed.

Business of RAM, page 79

13.	We note the surface lease dated July 1, 1991 covering the Electra gas plant is subject to the terms and conditions contained in the purchase and sales agreement dated June 7, 1991. Please provide us with this agreement supplementally and disclose any material terms of that agreement that relate to the lease.

Mr. John Reynolds

March 31, 2006

We are enclosing as supplemental information a copy of the Purchase and Sale Agreement dated June 7, 1991, covering the Electra Gas Plant. You will note that there is no continuing obligation of any of the parties under that agreement. Accordingly, we have not changed any of the disclosure related to the Electra Gas Plant.

14.	Please reconcile the statement on page 82 that “as with the Electra/Burkburnett Area, RAM’s properties in the Boonsville Area are owned by RWG” with the disclosure on page 80 that the land is leased by RAM.

We have added a sentence to the second bullet point under “Summary of the Material Terms of the Merger” to disclose that the term “RAM” includes RAM Energy, Inc. and it subsidiaries. In addition, in the first paragraph under the caption “Business of RAM - Principal Properties - Boonsville Area,” we have deleted the sentence regarding ownership of the Boonsville Area properties by RWG.

15.	Please provide us supplementally with the lease agreement covering the Barnett Shale Acreage. The exhibits provided supplementally relate to the participation agreement with Chief Oil and the agreement with EOG, rather than the actual lease agreement. Also, discuss the material terms in the proxy statement.

Your comment presupposes the existence of a single lease agreement covering all of RAM’s Barnett Shale acreage. That is not the case. The agreements with Chief Oil & Gas, Inc. and EOG Resources, Inc., provided supplementally with our March 9 letter, include as Exhibit A to each such agreement descriptions of approximately 100 separate leases from different land and mineral owners covering disparate tracts in Jack and Wise Counties, Texas. The aggregation of these leases comprises RAM’s Barnett Shale leasehold acreage. The individual leases are on forms customary in the industry. Under these circumstances, it would seem unnecessary to supply, as supplemental information, all of these oil and gas leases.

16.	Please reconcile the disclosure in this section relating to the participation Agreement with Chief Oil & Gas with the supplemental agreement, which indicates that Chief has a 50% working interest and a 40% net revenue interest in each of the leases. Explain the difference between working interest and net revenue interest.

Under the agreement with Chief Oil & Gas, Inc., provided supplementally with our March 9 letter, Chief received a limited term assignment of an undivided 50% working interest and a 40 % net revenue interest in certain oil and gas leases comprising a portion of RAM’s Barnett Shale acreage, subject to the continuous drilling obligation described in the proxy statement. The disclosure has been revised to reflect this. Please note that there is no “supplemental agreement” with Chief, just the original Participation Agreement and a form of limited term assignment, and thus nothing need be reconciled.

Mr. John Reynolds

March 31, 2006

We have added a definition of “net revenue interest” and expanded the definition of “working interest” in the Glossary to clarify the differences between the two terms.

17.	We note the disclosure that RAM has a 23.9% working interest in the acreage block. Please explain where in the agreement provided supplementally this term is included. Also, please include the net revenue interest. The agreement provided supplementally indicates it is a sale and purchase agreement. Please clarify the nature of the agreement in the disclosure. Lastly, please explain the reference in the supplemental agreement to the gross and net acres of oil and gas leaseholds and explain the statement that EOG desires to purchase “an undivided 50% of 8/8th interest with a proportionate 81.25% net revenue interest . . . .”

The 23.9% working interest that RAM holds in the EOG leases results from leasehold acreage that RAM held prior to its agreement with EOG. Thus, it is a retained interest, not an interest that was obtained as a result of the EOG Agreement. The EOG Agreement provided supplementally with our March 9 letter is a sale and purchase agreement, under which EOG acquired an undivided 50% working interest in certain oil and gas leases comprising a portion of RAM’s Barnett Shale acreage. As noted in your comment letter, the agreement provides that EOG was purchasing 50% of the entire working interest in the leases covered by the EOG Agreement, not just 50% of RAM’s interest, and “a proportionate 81.25% net revenue interest,” meaning 50% of 81.25%, or a 40.625% actual net revenue interest. We have amended the disclosure in the proxy statement to describe the additional material terms of the sale and purchase agreement. At the time the agreement was executed, RAM owned a 73.875% working interest in the subject leases. Accordingly, after the sale to EOG, RAM retained a 23.875% working interest in the subject leases, which we have rounded to 23.9% in the proxy statement. Currently, RAM’s net revenue interest in its Barnett Shale acreage subject to the EOG agreement is approximately 18%. We have revised the proxy statement to provide this disclosure.

The Glossary already contains definitions of gross leasehold acres and net leasehold acres, as does the discussion under “Business of RAM-Acreage.”

Reserve Data, page 86

18.

In your prior response 1B, you stated, “Therefore, while a 12-month average may not reflect actual production costs incurred on the last day, or the last month, of the reporting fiscal period, a twelve month average represents a more representative account of operating costs incurred during the base period utilized for calculating future net revenues, discounted future net revenues and the standardized measure.” The point of our prior statement “The estimates of your proved reserves and standardized measure should utilize these components as determined at reporting fiscal period end” is that all components of production costs, even those assessed less often than monthly, should be evaluated as of the period-end. This is supported by paragraph 30b) of Financial Accounting

Mr. John Reynolds

March 31, 2006

Standard 69, “Future development and production costs. These costs shall be computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on earned costs and assuming continuation of existing economic conditions.” Please affirm to us that the production costs you used to estimate your disclosed 2005 proved reserves and associated standardized measure are not significantly different from those in effect at December 31, 2005. If you cannot so affirm, please amend your proved reserve and standardized measure disclosures so that only such year-end cost components are used for these estimates.

This is to confirm to you that the production costs used to determine RAM’s 2005 year-end proved reserves and associated standardized measure include all components of production costs, including those assessed less often than monthly, and are not significantly different from those production costs in effect at December 31, 2005.

19.	Also you stated, “The operating costs included in the RAM reserve reports include all first level supervision on each operated property, including engineering and field supervision, and associated benefits, whether performed in the field or in RAM’s Electra, Texas office, or in RAM’s home office in Tulsa, Oklahoma.” For year operated property production costs, please: affirm to us that you have included expenses you incurred performing activities similar to those for which you are proportionally reimbursed by the COPAS charges paid by your non-operating partners; or demonstrate to us that the impact of such expenses is not significant. If you cannot, please amend your document to include these cost components in your estimates of proved reserves and standardized measure.

This is to confirm to you that the production costs used to determine RAM’s 2005 year-end proved reserves and associated standardized measure on RAM’s operated properties include all expenses, including certain general and administrative expenses, incurred by RAM in performing activities on its operated properties for which RAM is proportionately reimbursed by its non-operating partners as direct expenses under applicable COPAS Accounting Procedures for Joint Operations.

Oil and Natural Gas Marketing Hedging, page 89

20.	We note your response to comment 24 of our letter dated February 24, 2006. Please disclose the material terms of the agreements between RAM and Shell Trading-US and RAM and Dynegy (now Targa). Also, please be advised that these agreements are material agreements that should be filed as exhibits upon completion of the business combination.

RAM’s agreement with Shell Trading-US, which covers all of RAM’s North Texas oil production, provides for payment, on a per barrel basis, of a price equal to Koch’s posted price

Mr. John Reynolds

March 31, 2006

for West Texas Intermediate Crude, plus Platt’s Trade-month P+ (a fluctuating premium based on refinery demand), minus $1.15. The agreement is on a month-to-month basis and is cancelable by either party upon 30-days’ prior written notice. RAM’s gas purchase contract with Dynegy (now Targa), which expires February 1, 2013, covers RAM’s predominately natural gas producing properties located in Jack and Wise Counties, Texas. Under the terms of the contract, Targa takes delivery of RAM’s gas in the field and transports the gas to the nearby Chico Plant where it is processed for the extraction of liquefiable hydrocarbons. Targa pays RAM 80% of the weighted average price received by Targa for the sale of natural gas liquids attributable to the gas delivered by RAM, plus 80% of a published monthly index price for RAM’s allocable share of the residue gas sold at the tailgate of the plant. We have revised the proxy statement to provide this disclosure.

We note your comment stating that the Shell-Trading and Targa agreements are material contracts that should be filed as exhibits upon completion of the business combination. Both of these agreements are agreements in the ordinary course of RAM’s business. However, the Shell-Trading agreement is not an agreement upon which RAM’s business is substantially dependent as it is terminable by either party on 30 days notice and RAM believes that there are a number of other purchasers for production currently covered by it. Therefore, we do not believe that the Shell-Trading agreement should be considered a material contract. The Targa agreement is considered a material contract by RAM because the obligations thereunder continue until 2013, and it will be filed upon completion of the business combination.

Results of Operations, page 95

Year Ended December 31 2005 Compared to Year Ended December 31 2004 page 95

21.	Disclose the increase in other revenues and operating income and the reason for the increase.

We have added a paragraph entitled “Other Income” on page 95 to reflect the components of Other Income in the Statement of Operations.

22.	Please explain the statement that of the $2 million increase in oil and natural gas production taxes, “$2.3 was attributable to the WG Acquisition.” Also explain how $12.8 million of the increase in oil and natural gas production expense was due to the WG Acquisition when the increase was only 512.5 million.

We have revised the disclosure under the caption “Oil and Natural Gas Production Taxes” on pages 96 and 97, and under the caption “Oil and Natural Gas Production Expense” on page 97, to account for the $300,000 difference as required by the comment.

23.	On page 97, please provide the reasons for the reduction in net income.

Mr. John Reynolds

March 31, 2006

We have added a sentence to Management’s Discussion and Analysis that explains the primary reasons for the reduction in net income for 2005 compared to 2004.

24.	Please name the lending institution with whom you executed a commitment letter in February 2006.

The lending institution that will act as lead lender has requested that its name not be disclosed unless and until the loan documents are signed. Accordingly, we have not added the name of such lending institution to the revised preliminary proxy statement. In this regard, we currently expect the loan documents to be signed on April 2 or 3, 2006. In anticipation that such will occur, we have included as supplemental information copies of pages from the revised preliminary proxy statement that will be affected by the signing of the loan documents. These include the following:

Management’s Discussion and Analysis – Liquidity and Capital Resources – Pages 102-104

Balance Sheet of RAM energy, Inc. – Page F-3

Note Q of the Notes to the financial statements of RAM Energy, Inc. – page F-26

Report of Independent Auditor – Page F-2

Assuming the loan documents are executed, we will include these pages in the definitive proxy statement. Therefore, we would appreciate your review of these supplementally submitted pages.

Financial Statements, page F-1

Audit Opinion, page F-2

25.	We note that the revised audit report does not include the name of the independent accountant. Please revise the report accordingly.

The report has been revised as requested.

Notes to Consolidated Financial Statement (Continued), page F-28

26.	FAS 69, paragraph 33g requires the disclosure of “Previously estimated development costs incurred during the period.” We note no entries for your line item, “Development costs incurred and revisions” in your reconciliation of the changes to the standardized measure. This implies that you expended no development capital in 2005 that was included in your 2004 standardized measure. Please clarify this situation to us. Amend your document if appropriate.

Mr. John Reynolds

March 31, 2006

We have revised the tabular disclosure on page F-28 to include development costs and revisions in the reconciliation.

We appreciate your attention to this matter and look forward to your response. Please communicate directly with me if you have any questions or require further information.

Sincerely,

/s/ Noah Scooler
Noah Scooler

NS:kab

Enclosure